12g3-2(b)

RECEIVED

2008 AUG -4 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

08004176

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st August 2008

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of July.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
AUG 12 2008
THOMSON REUTERS

Emanuela Bianchi
(Corporate Affaires)
Bianchi

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 8/11

ALLEGATO 6 /ANNEX 6
SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7
FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA¹			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	CONFALONIERI	NOME / FIRST NAME	FEDELE

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION²	CODICE ISIN / ISIN CODE³	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT⁴	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)⁵	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION⁶	NOTE / NOTES
01/07/2008	A	IT0001063210	MEDIASET	AZO	10.000	3,9797	39.797	MERC-IT	Unica operazione valorizzata al P. M. ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							39.797		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													39,797		

1 Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1

2 Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments
- A = acquisto / purchase
- V = vendita / sale
- S = sottoscrizione / subscription
- X = scambio / excange

3 Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)

4 Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction
- AZO = azioni ordinarie / ordinary shares
- AZP = azioni privilegiate / preference shares
- AZR = azioni di risparmio / saving shares
- QFC = quote di fondi chiusi quotati / units of closed-end funds
- EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
- OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
- - = azione non quotata / - = non listed share

5 Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01)

6 Indicare l'origine dell'operazione / indicate the origin of the transaction
- MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
- MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
- FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
- CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
- ESE SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal the stock options' strike price
- ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
- ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)

7 Indicare la tipologia di operazione / indicate the type of transaction
- A = acquisto / purchase
- V = vendita / sale
- S = sottoscrizione / subscription
- AL = Altro (dettagliare in nota) / Other (to be specified in the notes)

8 Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument
- W = warrant / warrant
- OBW = obbligazione cum warrant / bond cum warrant
- SD = securitised derivative / securitised derivative
- OPZ = opzione / option
- FUT = future / future contracts
- FW = forward (contratti a termine) / forward contracts
- OS = obbligazione strutturata / structured bond
- SW = swap / swap
- DIR = diritti / rights

9 Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options)
- CE = call European style
- PE = put European style
- CA = call American style
- PA = put American style
- AL = altro (dettagliare in nota) / other (to be specified in the notes)

10 Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy)

11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument

12 Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

TELECINCO

COMMUNICATION OF A RELEVANT FACT

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/88, of July 28, 1988, **"GESTEVISIÓN TELECINCO, S.A."** reports the following

RELEVANT FACT

"TELECINCO", through its subsidiary "PUBLIESPAÑA S.A. foresees to close the first half of year 2008 with EUR 545,150,465 Gross Advertising Revenues"

Madrid, 18 July 2008.

Mario Rodríguez Valderas
Secretary General and Secretary of the Board

GRUPPO MEDIASET

Madrid, 31st July 2008

Today Telecinco our controlled company has disclosed the following press release

Financial results for the first half of 2008

TELECINCO INCREASES ADVERTISING MARKET SHARE AND PRACTICALLY EQUALS H1 '07 NET RESULTS WITH ADJUSTED NET PROFIT OF €210.67 MILLION

- **Despite the severe crisis in both the economy and consumer confidence and the significant increase in sector interventionism, Telecinco maintains its leadership position in audience share, advertising turnover, financial margins and generation of cash flow.**
- **Telecinco's net profit, which totals €198.87 million, includes an accounting impact of €11.8 million on the results from associates caused by the amortization of intangible assets in Endemol in connection with the acquisition price, without which Telecinco's results would have dropped by only 0.4% despite the crisis.**
- **Net advertising revenues (€519.69 million) show the channel's ability to resist the drop in television advertising investment, allowing the company to increase its market share to 31.4%, almost 8 pp more than its immediate competitor.**
- **The effectiveness of Telecinco's business model has allowed the channel to reduce total operating costs by 1.1% during the first half with barely any reduction in revenues. As a result, the channel has maintained its EBIT (51%) and EBITDA (51.7%) margins, confirming Telecinco as one of the most profitable television channels in Europe.**
- **The channel was the audience leader in the first half of the year with a 19.1% audience share, 2.5 pp more than TVE 1 (16.6%) and 3 pp ahead of Antena 3 which lies in third position with 16.1%.**
- **The accumulated *prime time* (20:30-00:00 h.) data accounts for a 20.5% share, a figure that places even more distance between Telecinco and its immediate competitors: 4.6 pp ahead of Antena 3 (15.9%) and 5 pp ahead of TVE 1 (15.5%).**

Despite the deterioration of the general macroeconomic environment - a severe crisis in both consumer confidence and the economy and the slowdown of the

advertising market in particular, Telecinco has been able to maintain high profitability ratios unparalleled in the market. Neither fierce competition, the new status of the audiovisual sector, nor the major sporting events held during the first half of the year have prevented Telecinco from remaining loyal to its management model, which is characterised by identifying and satisfying public tastes without neglecting the control of operating costs, an area in which the channel has not been waylaid by the new conditions for the acquisition of external production rights that some operators have imposed on the market.

Within this context, Telecinco's **total gross advertising revenues** for the first half of 2008 reached **€545.15 million**, a slight fall of 2.3% on the same period in 2007. This decrease, which is less than the 4.1% drop seen in the broader television sector, is an indication of advertisers' confidence in the channel's advertising space when it comes to accessing the most valuable audience segments.

Both Telecinco's leadership by advertising revenues and the percentage increase in its market share stem from this fact. Market share now lies at **31.4%, 0.5 pp more** than in 2007, a 7.8 pp lead on our most direct competitor, Antena 3 (23.6%), all despite the crisis.

<u>Telecinco, through Grupo Publiespaña, has registered €519.69 million in net advertising revenues</u>

This significant lead on its traditional competitor is due not only to audience leadership, but also to the quality of Publiespaña's advertising offer, a fact which rests on the customer service and wide range of creative products that the company offers to its advertisers, giving them access to an excellent commercial target – a metric where the channel also leads both in total day (20.8%) as well as prime time (22.4%), 4.5 pp and 6.5 pp ahead of Antena 3 and 7.9 pp and 10 pp ahead of TVE 1 respectively.

Telecinco's **net advertising revenues** came in at **€519.69 million**, a figure which likewise shows a slight drop, of 2.6%, on the same period in 2007 (€533.84 million).

Publimedia Gestión, the Grupo Publiespaña subsidiary in charge of selling audiovisual content for platforms such as DTT, cable television, outdoor media and print media, recorded a **15.7% increase in net revenues to €17.47 million** in the first half of 2008. Contributors to this growth include revenues from the sale of advertising space in Telecinco's DTT channels, which grew by more than 500% on the same period last year, and those from the operation of Telecinco.es and other online platforms through Advanced Media, which grew by almost 72% and more than doubled the increase in online advertising expenditure – estimated at 28.3% for the first half of 2008 by Infoadex.

<u>Telecinco maintains its EBIT and EBITDA operating margins</u>

As well as its excellent audience share figures and percentage stake in the advertising market, Telecinco's success can also be measured in terms of profitability, margin, net shareholder profit and generation of cash flow. These

statistics position Telecinco as one of the most profitable television channels in Europe.

Based on net revenues that have barely dropped and a 1.1% reduction in costs over the first six months, Telecinco has maintained, in percentage terms, its EBIT and EBITDA operating margins, despite the strong results obtained in 2007 and the increase in competition. **The gross operating margin (adjusted EBITDA) reached €290.98 million (a 51.7% margin on net revenues). The company's EBIT**, meanwhile, **was €287.2 million, equivalent to a 51% margin on net revenues.** The percentage growth shows the effectiveness of the business model with regard to cost control and maintenance of margins in adverse market conditions.

Telecinco practically equalled the net profit obtained in the first half of 2007 excluding the impact of the amortization of intangible assets in Endemol

Profit before tax reached **€266.2 million,** 11.9% less than in the first six months of the previous year, while **net profit** came in at **€198.87** million (-6%).

Under the same conditions within the same period of 2007, however, Telecinco presents an **adjusted net profit** of **€210.67 million**, compared to €211.58 million the year before, resulting in a minimal difference of only 0.4%.

The €11.8 million difference between the net profit and the adjusted figure is due to the impact of the increased amortization of intangible assets in Endemol, the product of the difference between the price paid by the current shareholders and the net book value of the group, on the results from associates. This impact is of a purely accounting nature and does not add or detract value from the company nor does it generate any cash flow. This increased amortization is a result of assigning a part of the difference between Endemol's acquisition price and its book value at the date of the acquisition to certain assets ("Purchase Price Allocation").

Telecinco reduces costs by 1.1%

During the first half of 2008, Telecinco succeeded in lowering its total operating costs by 1.1% on the same period of 2007, despite DTT-related expenses and cinematographic co-production activity costs imposed by legislation.

Telecinco leads audience share in the first half of the year, 3 points ahead of its traditional competitor.

The strength of live broadcasts, close link with in-house productions and careful combination of established, popular slots and new programmes in all genres are the tools with which Telecinco approaches the daily challenge of dominating the remote controls in Spanish homes, where the channel took leading position in the first half of the year.

Between January and June, Telecinco was the audience's **favourite television channel**, with an audience share of **19.1%**, 2.5 pp ahead of TVE 1 (16.6%) and 3 pp ahead of Antena 3, which lies in third position with 16.1%.

This leadership in the total day share is equally visible in the main time slots, especially at prime time, which receives the greatest concentration of advertising investment. In this important time slot, the difference between Telecinco (**20.5%**) and its main competitors has grown considerably, once again reaching an all-time high: 4.6 pp ahead of Antena 3 (15.9%) and 5 pp ahead of TVE 1 (15.5%).

With regard to the **commercial target**, the main driving force behind the price increases based on the qualification of audience segments that the channel offers to advertisers, means that Telecinco has returned to the pole position in this area during the first half of 2008 with a **20.8% share**, a percentage that grows to **22.4% in the prime time slot**. These figures demonstrate a lead of 4.5 pp and 6.5 pp on Antena 3 (16.3% and 15.9% respectively) and 7.9 pp and 10 pp on TVE 1 (12.9% and 12.4% respectively).

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

Press Release

Mediaset Board Meeting 31 July 2008

APPROVAL FOR THE RESULTS OF THE FIRST HALF OF 2008

Consolidated Results

Net revenues: €2,272.1 million

Operating profit: €644.3 million

Net profit: €350.0 million

Italy

Publitalia sales grow: +2.2%

Ratings: Mediaset channels and Canale 5 leader in the 15-64 year-old audience

Mediaset Premium: revenues at €59.3 million

Spain

Operating profitability: 51.0%

Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the company's report on the first half of 2008.

MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first six months of 2008 can be summarised as follows:

- the Mediaset Group's **consolidated net revenues grew by 9.4%** to reach **€2,272.1 million**, compared with €2,077.0 million in the first half of 2007.
- the Group's **EBIT** came to **€644.3 million**, compared with €699.9 million in the first half of the previous year. This variation is in part due to the benefits of non-recurring income of €23 million generated in the first half of 2007 by legislative changes on the use of leaving entitlement funds.
- **operating profitability** was **28.4%**, compared with 33.7% in the first half of 2007.
- **profit before taxation** and that attributable to third-party shareholders, amounted to **€583.9 million** compared with €681.9 million in the first half of 2007. This result was affected by higher financial charges resulting from the acquisitions made in the second half of 2007 (Endemol and Medusa).

- **net profit** attributable to the Group came to **€350.0 million** an increase on the €340.8 million of the first six months of the previous year and reflects an improvement in the tax rate following the reduction in ordinary rates of taxation from 2008 in both Italy and Spain as well as the (non-recurring) net income generated by adhering to the system for the fiscal redemption of assets introduced in Italy by the 2008 Budget.

- the Group's **net financial position** went from -€1,208.8 million on 31 December 2007 to **-€1,542.0 million** on 30 June 2008. This deficit is due to dividend distribution by both the parent company and Telecinco and to outlays for investments. Net of these items **characteristic net cash generation** amounted to **€473.6 million**, an increase on the €451.7 million of the same period of the previous year.

It should be noted that, since last July, the companies acquired during 2007 have been consolidated. The companies of the Medusa Group have been fully consolidated, while the 33.3% stake in Endemol, held through Mediacinco, has been consolidated on a net equity basis.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first half of 2008 **consolidated net revenues** amounted to **€1,709.6 million, an increase of 13.5%** on the €1,505.8 million of the same period of the previous year. The increase is due to the positive contribution of Publitalia, increased revenues from Mediaset Premium's pay per view activities, the network operator business and the consolidation of the revenues of the Medusa Group.

  gross television advertising revenues came to **€1,555.5 million**, **an increase of 2.2%** on the first half of 2007. This result was achieved thanks to a particularly sustained increase in advertising sales in the first five months of the year, at the end of which the increase had reached 3%. In June advertising sales saw an expected slowdown due to the European Football Championship that was broadcast by Rai. Nevertheless, the result recorded by Mediaset's advertising arm was in contrast to the overall performance of the television advertising market which, on the basis of the latest Nielsen figures (for the first five months of the year), excluding the contribution of Publitalia, was down over the period (-1.4%).

  Mediaset Premium: first half sales of pre-paid cards and recharges generated revenues of **€59.3 million**, a marked increase on the €36.2 million of the same period of last year.

- **EBIT** came to **€357.1 million**, compared with the €407.0 million of the first half of 2007.

- **total television costs** during the period remained in line with those of the same period of the previous year, confirming the objective for 2008 for an extremely contained rise in costs.

- **pre-tax profit** came to **€317.7 million**, compared with €379.9 million in the first six months of 2007.

- **net profit** rose to **€255.3 million**, compared with €234.7 million for the first half of 2007.

TV ratings: in the first six months of the year Mediaset channels confirmed their national leadership in all the time bands among viewers in the 15 to 64 year-old age range (the commercial target). During the period, Mediaset recorded a **42.2% share in prime time** and **42.6% in the 24 hours**.
Canale 5 is Italy's most popular channel in the commercial target with **23.1% in prime time** and **22.6%** in the **24 hours**

Spain

- In the first six months of 2008 **consolidated net revenues** generated by the Telecinco Group came to **€563,0 million**, compared with €571.9 million (-1.6%) in the same period of the previous year. This result was decidedly ahead of the Spanish advertising market which, according to Infoadex figures, in the first six months of 2008 recorded a fall of 4.1%.
  In particular, May and June saw a downturn in advertising expenditure generated by ongoing difficulties in the Spanish economy.

- a sharp focus on costs, which has resulted in a 1 percentage point drop compared with the same period of the previous year, allowed the Group to record an **EBIT** figure of **€287.2 million**, slightly down on the €293.0 million of the first half of 2007.

- at **51.0% operating profitability** remained among the highest among European broadcasters (51.2% in the first half of 2007).

- **pre-tax profit** went from €302.0 million in the first half of 2007 to **€266.2 million** in the first half of 2008.

- **net profit** amounted to **€198,9 million** compared with €211.6 million for the first half of 2007.

TV ratings: Telecinco consolidated its position as Spain's absolute leader with **a prime time share of 20.5%** and **19.1%** in the **24 hours**.

GRUPPO MEDIASET

FORECAST FOR THE YEAR

- In the month of July both Mediaset and Telecinco confirmed their ratings leadership in the commercial target in the 24-hours.
- July also saw a continuation of the positive trend in advertising sales for the Mediaset channels, confirming for the first seven moths of the year the percentage growth recorded for the first half.
- Since 1 July 2008, the date of the launch of the new Mediaset Premium offer, to 27 July the revenues generated by the sale of Mediaset Premium pre-paid cards and recharges reached €27.9 million, a 67% increase on the €16.7 million of the same period of the previous year.

In the light of advertising sales performance in July, and assuming that in the second half of the year advertising revenues in both Italy and Spain remain in line with the trend in the last three months, the company expects to end the year with a higher consolidated net profit than that recorded in 2007, also as a result of the extremely contained rate of growth in television schedule costs, in line with budget objectives.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 31 July 2008

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

Highlights from the consolidated income statement (*) *in €m*

	1st half		Q2	
	2008	**2007**	**2008**	**2007**
Consolidated net revenues	**2,272.1**	**2,077.0**	**1,173.2**	**1,112.1**
Labour costs	263.8	217.5	135.9	101.6
of which non-recurring income		*(23.0)*		*(23.0)*
Procurement, services and other costs	817.9	712.2	391.9	343.0
Operating costs	**1,081.8**	**929.8**	**527.8**	**444.6**
Gross operating profit	**1,190.3**	**1,147.2**	**645.4**	**667.4**
Amortization and depreciations	546.0	447.3	256.9	223.3
Operating profit	**644.3**	**699.9**	**388.5**	**444.2**
((Losses)/gains from equity disposals	-	-	-	-
EBIT	**644.3**	**699.9**	**388.5**	**444.2**
Financial income /(charges)	(36.3)	(19.5)	(19.7)	(10.6)
Income/(charges) from investments	(24.1)	1.5	(15.9)	0.7
Profit before taxation	**583.9**	**681.9**	**352.8**	**434.3**
Income taxes	(134.5)	(235.7)	(64,6)	(155.6)
Net profit from operations	**449.4**	**446.2**	**288.2**	**278.7**
(Net profit from discontinued activities)	-	-	-	-
(Minority interest (profit)/loss	(99.4)	(105.4)	(59.1)	(62.5)
Profit for the Mediaset Group	**350.0**	**340.8**	**229.1**	**216.2**

Highlights from the consolidated balance sheet (*) *in €m*

	30/06/2008	**31/12/2007**
Television rights	2,843.6	2,351.5
Goodwill and consolidation differences	509.6	394.5
Other tangible/intangible assets	997.0	1,070.8
Financial assets	599.8	554.8
Net working capital & other assets/liabilities	(636.7)	(202.2)
Severance indemnity reserve	(97.2)	(102.2)
Net invested capital	**4,216.0**	**4,067.2**
Net Group assets	2,425.2	2,557.7
Shareholders' equity and minority interest	248.8	300.7
Net assets	**2,674.0**	**2,858.4**
Net financial position	**(1,542.0)**	**(1.,208.8)**

(*) *The reclassified figures in the report are not subject to certification by the external auditors*

2008 First Half Results Presentation

MEDIASET

Milan,
31st July 2008


Broadcasting
MEDIASET

MEDIASET | 24Hours Audience Share
January-May


2007
2008
INDIVIDUALS
Rai
42.1%
41.1%
MEDIASET
40.9%
40.5%
COMMERCIAL TARGET
(15-64 Years)
Rai
37.9%
36.4%
MEDIASET
43.3%
43.2%

Source: Auditel, excluding June due to the effect of the European Championship

MEDIASET | PRIME TIME Audience Share
January-May


2007
2008
INDIVIDUALS
Rai
MEDIASET
44.0%
41.0%
42.1%
41.0%
COMMERCIAL TARGET
(15-64 Years)
Rai
MEDIASET
41.2%
43.2%
38.7%
43.5%

Source: Auditel, excluding June due to the effect of the European Championship

MEDIASET | PRIME TIME Audience Share
January-May


2007
2008
INDIVIDUALS
Rai Uno
24.1%
22.3%
21.9%
21.9%
COMMERCIAL TARGET
(15-64 Years)
Rai Uno
21.0%
18.4%
23.6%
24.1%

Source: Auditel, excluding June due to the effect of the European Championship

MEDIASET | Commercial Target Audience Share

January-May

Day Time		Objective	Audience
	CANALE 5	22.7%	23.1%
	ITALIA 1	13.0%	12.5%
	RETE 4	6.7%	7.8%
	MEDIASET	42.4%	43.4%
Prime Time			
	CANALE 5	24.7%	24.2%
	ITALIA 1	12.0%	12.0%
	RETE 4	7.3%	7.5%
	MEDIASET	44.0%	43.8%

Source: Auditel, 15-64 years
* Both the objective and actual audience periods go from 13/01 to 31/05


Advertising
MEDIASET

MEDIASET 2008 1H | Publitalia Advertising Revenues



+ 2.2%
1,522.6
1,555.5
(Euro ml.)
1H 2007
1H 2008

2008 1H Italian Advertsing spending trend

	1H2008 vs. 1H 2007
Total Market	**+0.9%**
Mediaset	**+2.2%**
Total Market without Mediaset	**+0.2%**
Newspapers	-2.9%
- National Advertising	-6.9%
Magazines	-2.3%
Radio	+6.0%
Internet	+22.7%

Source: Nielsen (January-June)

2008 1H Italian TV Advertising spending trend

	1H2008 vs. 1H 2007
MEDIASET	+2.2%
Rai	+1.2%
LA7	+0.6%
MTV	-7.0%
ALL MUSIC	-5.0%

Source: Nielsen (January-June)

MEDIASET 2008 1H | Advertising Breakdown by Sector

	1H 2008 (ml Euro)	vs. 1H 2007	%Total
FOOD	400.0	-0.5%	25.7%
NON FOOD	230.5	-2.7%	14.8%
TELECOM	207.1	+8.0%	13.3%
AUTOMOTIVE	207.5	+5.0%	13.3%
FINANCE/INSURANCE	62.5	-13.7%	4.0%
RETAIL	28.2	+29.7%	1.8%
MEDIA/PUBLISHING	94.6	-3.6%	6.1%
OTHERS	324.6	+7.6%	21.0%

MEDIASET 2008 1H | Selected sectors trend

	1H2008 vs. 1H 2007
FOOD	**-0.5%**
- Grocery	+3.9%
- Beverages/spirits	-10.5%
NON FOOD	**-2.7%**
- Personal care	+4.5%
- Toiletries	+1.2%
- Housekeeping	-11.1%

MEDIASET 2008 1H | Top 10 Advertisers*

	1H2008 vs. 1H2007
REVENUES GROWTH	+3.5%
out of which:	
Telecom	+15.8%
Non Food	-0.5%

* Top 10 as of First Half 2007

MEDIASET 2008 1H | Customer Base

Active Clients	**815**
New Clients	**152**
Clothing	29
Tourism	18
Food	17
Revenues from new clients	**41 ml**


Financials
MEDIASET

MEDIASET GROUP 2008 1H | P&L Highlights

(Euro ml.)	1H 2007	1H 2008
Net Consolidated Revenues	**2,077.0**	**2,272.1**
EBITDA	**1,147.2**	**1,190.3**
EBIT	**699.9**	**644.3**
NET PROFIT (Reported)	**340.8**	**350.0**
Adjusted NET PROFIT	***326.4****	***306.5*****
Consolidated Net Financial Position	**(760.8)**	**(1,542.0)**

* Excluding the impact of non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR)

**Excluding the net impact of the amortisation of intangibles related to the Endemol PPA and the impact of the fiscal assets realignment (2008 Italian Budget Law)

MEDIASET

2008 1H RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS 2008 1H | P&L Results

(Euro ml.)	1H 2007	1H 2008
Net Consolidated Revenues	**1,505.8**	**1,709.6**
Personnel Costs	(177.9)*	(221.2)
Other Operating Costs	(555.6)	(654.2)
EBITDA	**772.3**	**834.2**
Rights Amortisation	(304.4)	(413.2)
Other Amortisation & Depreciation	(61.0)	(63.8)
Operating Profit	**407.0**	**357.1**
Gain (Losses) from Equity disinvest.	-	-
EBIT	**407.0**	**357.1**
Financial Income (Losses)	(27.3)	(36.0)
Associates	0.3	(3.5)
Pre-Tax Profit	**379.9**	**317.7**
Taxes	(144.9)	(60.5)
NET PROFIT	**234.7**	**255.3**

* Including € 23.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2008 1H | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (Including D&A)	Operating Profit
FTA TV	1,357.4	(966.4)	391.0
Network Operator	103.4	(99.3)	4.1
Pay TV	185.8	(221.3)	(35.6)
Other Activities	193.5	(179.1)	14.4
Intra-company Eliminations	*(62.4)*	*62.4*	-
Adjustments	*(68.1)*	*51.3*	*(16.8)*
TOTAL	1,709.6	(1352.4)	357.1

MEDIASET ITALIAN BUSINESS 2008 1H | FTA TV Operations

(Euro ml.)	1H 2007	1H 2008
Total Net TV Revenues	**1,334.2**	**1,357.4**
TV Advertising Revenues	1,522.6	1,555.5
Multichannel Adv. Revenues	2.0	3.8
Commissions	(226.7)	(231.9)
Other TV Revenues	36.2	30.1
Total TV Costs	**(924.7)**	**(966.4)**
Personnel	(151.8) *	(181.1)
TV Operating Costs	(421.8)	(424.4)
TV Rights Amortisations	(289.6)	(297.3)
Other A&D	(27.2)	(25.7)
Net Intra-company Items	*(34.3)*	*(38.0)*
FTA TV Operating Profit	**409.5**	**391.0**
margin	*30.7%*	*28.8%*

* Including € 21.6 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2008 1H | Network Operator

(Euro ml.)	1H 2007	1H 2008
Total Net Revenues	**88.5**	**103.4**
3° Party DVB-T/DVB-H Revenues	29.5	38.5
Other Revenues	3.0	2.5
Net intra-company Items	*56.0*	*62.4*
Total Costs	**(86.6)**	**(99.3)**
Personnel	(16.0) *	(18.1)
Other Operating Costs	(41.2)	(49.6)
Other Amortisation & Depreciation	(29.4)	(31.6)
Network Operator Operating Profit	**1.9**	**4.1**
margin	*2.1%*	*4.0%*

* Including € 1.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET PREMIUM | Active Clients


2,640,000
2,067,000
2,014,000
1,560,000
2007-08 Season
2006-07 Season
Jul
Sep
31Dec 07
30Jun

Source: Company data, until 30 June 2008

MEDIASET ITALIAN BUSINESS 2008 1H | Pay TV

(Euro ml.)	1H 2007	1H 2008
Total Net PPV Revenues	**92.5**	**185.8**
PPV Revenues	66.3	80.4
Advertising Revenues	4.2	5.5
Other Revenues	22.6	100.6
Commissions	(0.5)	(0.7)
Total PPV Costs	**(89.9)**	**(221.3)**
Personnel	(1.5)*	(3.3)
Other Operating Costs	(53.7)	(82.2)
Rights Amortisations and Other *D&A*	(15.8)	(115.0)
Net intra-company items	*(19.0)*	*(20.8)*
PPV Operating Profit	**2.6**	**(35.6)**

* Including € 0.1 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR). as of 31/12/2006, and in compliance with the IFRS

MEDIASET PREMIUM | New Proposition

From 1st July 2008

PREMIUM GALLERY

Female target	mya	⇨	mya+1
General target		⇨	+1
Male target		⇨	+1
Kids		⇨	+1

PREMIUM CALCIO

Football

TORINO FC

MEDIASET PREMIUM | New Commercial Offer

	Pre-paid			Easy Pay
	3 months	6 months	12 months	
PREMIUM GALLERY	36€	60€	120€ (99€)*	10€/month
PREMIUM CALCIO	-	-	-	14€/month
PREMIUM GALLERY PREMIUM CALCIO	36€ 6€/match	60€ 6€/match	240€ (179€)*	20€/month (15€/month)*

* Offer valid until 31/08/08

MEDIASET PREMIUM | First Hints on new commercial season
Cashed-in (Euro ml)


+ 67%
27.9
16.7
July 2007
July 2008

Source: Company data, until 27 July 2008

MEDIASET ITALIAN BUSINESS 2008 1H | Other Activities

(Euro ml.)	1H 2007	1H 2008
Total Net Revenues	**46.6**	**193.5**
Medusa 3° Party revenues *(only 2H 2007)*	-	75.0
Medusa intra-company revenues	-	*48.8*
Taodue	-	*18.0*
Multimedia	12.4	12.2
Mediashopping	15.3	* 16.5
Other Non-TV Revenues	18.9	21.7
Intra-company Items	-	*1.3*
Total Costs	**(53.7)**	**(179.1)**
Personnel	(8.6)	(18.7)
Other Operating Cost	(38.9)	(109.7)
Right Amortisations	-	(40.9)
Other Amortisations & Depreciations	(3.5)	(5.3)
Intra-company Items	*(2.7)*	*(4.5)*
Other Activities Operating Profit	**(7.0)**	**14.4**

* Including € 0.3 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2008 1H | Investments


1H 2007
1H 2008
(Euro ml.)
TV rights and cinema
257.5
315.6*
PPV rights
1.3
489.7
DTT
20.6
11.1
Technical & immaterial
23.2
30.2
Option rights
1.3
-

1H 2007		1H 2008
303.8	**Total Investments**	846.6

* Including 41.2 ml Euro of Medusa rights investments

MEDIASET ITALIAN BUSINESS 2008 1H | Cash Flow Statement

(Euro ml.)	1H 2007	1H 2008
Initial Net Financial Position (01/01)	**(964.4)**	**(1,222.0)**
Free Cash Flow from Core Activities	**223.1**	**264.2**
- Cash Flow from Operations	590.6	702.8
- Investments	(303.8)	(846.6)
- Disinvestments	1.6	0.8
- Change in Net Working Capital (CNWC)	(65.3)	407.2
Equity (Investments)/Disinvest.	(59.2)	-
Free Cash Flow	**163.9**	**264.2**
Change in consolidation area	-	(139.7)
Change in Equity (incl. Buyback Program)	(2.4)	-
Cashed in Dividends	158.4	161.7
Dividends	(488.7)	(488.7)
Total Net Cash Flow	**(168.9)**	**(202.6)**
Final Net Financial Position (30/06)	**(1,133.3)**	**(1,424.6)**

MEDIASET

Back Up Slides

TELECINCO 2008 1H | P&L Results

(Euro ml.)	1H 2007	1H 2008
Net Consolidated Revenues	**571.9**	**563.0**
Personnel Costs	(39.6)	(42.2)
Other Operating Costs	(157.3)	(164.7)
EBITDA	**375.0**	**356.1**
Amortisation & Depreciation	(82.0)	(68.9)
EBIT	**293.0**	**287.2**
Financial Income (Losses)	7.8	(0.3)
Associates	1.2	(20.7)
Pre-Tax Profit	**302.0**	**266.2**
Taxes	(90.9)	(74.0)
NET PROFIT Reported	**211.6**	**198.9**
NET PROFIT Adjusted*	**211.6**	**210.7**

* Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol

TELECINCO 2008 1H | Investments



(Euro ml.)
1H 2007
1H 2008
TV rights
87.9
85.7
Co-production & Distribution
-
39.0
Tangible & Intangible Fixed Assets
2.7
2.4
90.6
Total Investments
127.1

TELECINCO 2008 1H | Cash Flow Statement

(Euro ml.)	1H 2007	1H 2008
Initial Net Financial Position (01/01)	**396.1**	**13.2**
Free Cash Flow	**227.3**	**215.2**
- Cash Flow from Operations	303.6	272.4
- Investments	(90.7)	(127.1)
- Change in Net Working Capital (CNWC)	14.3	69.9
Change in Equity	60.7	(6.8)
Equity (Investments)/Disinvest.	1.5	(23.1)
Cashed in Dividends	1.2	1.6
Dividends	(314.2)	(317.6)
Total Net Cash Flow	**(23.6)**	**(130.6)**
Final Net Financial Position (30/06)	**372.5**	**(117.4)**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: r@mediaset.it
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.

TELECINCO

COMMUNICATION OF A RELEVANT FACT

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/88, of July 28, 1988, **"GESTEVISIÓN TELECINCO, S.A."** reports the following

RELEVANT FACT

The Board of Directors of "GESTEVISION TELECINCO, S.A.", at a meeting held on30 July 2008, has approved a stock option plan consisting of a remuneration scheme for Company executive directors and Group managers consisting of the awarding of share options, in accordance with the resolutions adopted at the Annual General Meeting held on 9 April 2008.

- The Board of Directors has awarded a total of 1,423,298 options to Group managers, of which a total of 379,500 options correspond to Group executive directors.

- Each share option entitles the holder to purchase one share in the Company.

- Options may be exercised between 30 July 2011 and 29 July 2013.

- Each option's exercise price is EUR 8.21, representing the average share price of the last thirty natural days.

Madrid, 31 July 2008.

Mario Rodríguez Valderas
Secretary General and Secretary of the Board

END